KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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We have examined
management of BNY
Mellon Funds Trusts
assertion, included in
the accompanying
Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940,
that BNY Mellon
Income Stock Fund,
BNY Mellon Mid Cap
Multi-Strategy Fund,
BNY Mellon Small Cap
Multi-Strategy Fund,
BNY Mellon
International Fund,
BNY Mellon Emerging
Markets Fund, BNY
Mellon Asset
Allocation Fund, BNY
Mellon Bond Fund,
BNY Mellon
Intermediate Bond
Fund, BNY Mellon
Short-Term U.S.
Government Securities
Fund, BNY Mellon
Corporate Bond Fund,
BNY Mellon National
Intermediate Municipal
Bond Fund, BNY
Mellon National Short-
Term Municipal Bond
Fund, BNY Mellon
Pennsylvania
Intermediate Municipal
Bond Fund, BNY
Mellon Massachusetts
Intermediate Municipal
Bond Fund, BNY
Mellon New York
Intermediate Tax-
Exempt Bond Fund,
BNY Mellon Municipal
Opportunities Fund,
and BNY Mellon
National Municipal
Money Market Fund
(the Funds), each a
series of BNY Mellon
Funds Trust, complied
with the requirements
of subsections (b) and
(c) of Rule 17f-2 under
the Investment
Company Act of 1940
(the Act) (the specified
requirements) as of
August 31, 2024. BNY
Mellon Funds Trusts
management is
responsible for its
assertion. Our
responsibility is to
express an opinion on
managements
assertion about the
Funds compliance
with the specified
requirements based
on our examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether
managements
assertion about
compliance with the
specified requirements
is fairly stated, in all
material respects. An
examination involves
performing procedures
to obtain evidence
about whether
managements
assertion is fairly
stated in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on
our judgement,
including an
assessment of the
risks of material
misstatement of
managements
assertion, whether due
to fraud or error. We
believe that the
evidence we obtained
is sufficient and
appropriate to provide
a reasonable basis for
our opinion.

We are required to be
independent and to
meet our other ethical
responsibilities in
accordance with
relevant ethical
requirements relating to
the engagement.

Included among our
procedures were the
following tests
performed as of
August 31, 2024, and
with respect to
agreement of security
purchases and sales
or maturities, for the
period from June 30,
2024 (the date of the
Funds last
examination) through
August 31, 2024:

1.	Count
and
inspection of all
securities (if
any)
located
in the
vault of
The
Bank of
New
York
Mellon
Corporation in
570 Washington
Blvd,
Jersey
City, NJ
07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers, pledgees
or transfer
agents, if any;

3.	Obtained the
Custodian
reconciliation of
security
positions held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of
the Funds
securities per the
books and records
of the Funds to
those of the
Custodian;


KPMG LLP,
  a Delaware limited
 liability
 partnership and
a member firm
of the KPMG
global organization
of independent
member firms affiliated
with
KPMG International Limited, a private English company limited by guarantee.




5.	Agreement
of pending purchase and
sale
activity
for the
Funds
as of
August
31,
2024,
if any,
to documentation of
corresponding
subsequent
bank statements;

6.	Agreement of
five security
purchases and
five security
sales or
maturities, if
applicable,
since the date
of the last
examination,
from the books
and records of
each fund to
corresponding
bank
statements;

7.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements
and agreement
of underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance
with specified
requirements. In our
opinion,
management's
assertion that the
Funds complied with
the requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of
August 31, 2024, with
respect to securities
reflected in the
investment accounts of
the Funds are fairly
stated, in all material
respects.

This report is intended
solely for the
information and use of
management and the
Board of Trustees of
BNY Mellon Funds
Trust, and the
Securities and
Exchange Commission
and is not intended to
be and should not be
used by anyone other
than these specified
parties.


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May
16,
2025

  Management Statement Regarding
Compliance With Certain
Provisions of the
Investment
Company Act of  1940

We, as members
of management of
BNY Mellon Income
Stock Fund, BNY
Mellon Mid Cap
Multi-Strategy
Fund, BNY Mellon
Small Cap Multi-
Strategy Fund,
BNY Mellon
International Fund,
BNY Mellon
Emerging Markets
Fund, BNY Mellon
Asset Allocation
Fund, BNY Mellon
Bond Fund, BNY
Mellon Intermediate
Bond Fund, BNY
Mellon Short-Term
U.S. Government
Securities Fund,
BNY Mellon
Corporate Bond
Fund, BNY Mellon
National
Intermediate
Municipal Bond
Fund, BNY Mellon
National Short-
Term Municipal
Bond Fund, BNY
Mellon
Pennsylvania
Intermediate
Municipal Bond
Fund, BNY Mellon
Massachusetts
Intermediate
Municipal Bond
Fund, BNY Mellon
New York
Intermediate Tax-
Exempt Bond Fund,
BNY Mellon
Municipal
Opportunities Fund,
and BNY Mellon
National Municipal
Money Market
Fund (collectively,
the Funds), each
a series of BNY
Mellon Funds Trust,
are responsible for
complying with the
requirements of
subsections (b)
and (c) of Rule
17f-2, Custody of
Investments by
Registered
Management
Investment
Companies of the
Investment
Company Act of
1940. We are also
responsible for
establishing and
maintaining
effective internal
controls over
compliance with
those
requirements. We
have performed an
evaluation of the
Funds compliance
with the
requirements of
subsections (b)
and (c) of Rule
17f-2 as of August
31, 2024, and from
June 30, 2024 (the
date of the Funds
last examination)
through August 31,
2024.

Based on this
evaluation, we assert
that the Funds were in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of
August 31, 2024, and
from June 30, 2024
(the date of the Funds
last examination),
through August 31,
2024, with respect to
securities reflected in
the investment
accounts of the Funds.


BNY Mellon Funds
Trust



Jim Windels
Treasurer



























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